UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CRANE COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-41570
(State or other jurisdiction of incorporation or organization)	Commission File Number

100 First Stamford Place, Stamford, CT	06902
(Address of principal executive offices)	(Zip code)

Marijane Papanikolaou, 203-363-7300
(Name and telephone number, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosures:

The Conflict Minerals Report for the calendar year ended December 31, 2023 is included as Exhibit 1.01 and may be found on our website at:

https://investors.craneco.com/Investors/corporate-governance

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 – Exhibits

Item 3.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 22, 2024

CRANE COMPANY
(Registrant)

By: /s/ Marijane Papanikolaou
Marijane Papanikolaou Vice President, Controller Chief Accounting Officer